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                             June 30, 2020

       Barry Litwin
       President and Chief Executive Officer
       Systemax Inc.
       11 Harbor Park Drive
       Port Washington, New York 11050

                                                        Re: Systemax Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Response Dated June
19, 2020
                                                            File No. 1-13792

       Dear Mr. Litwin:

               We have reviewed your June 19, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 13, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Highlights from 2019, page 22

   1. You state in your response to comment 1 that you disclose Average Day Sales (ADS) on a
                                                        GAAP basis. We note you
disclose the percentage increase in ADS on a constant
                                                        currency basis on page
22 and ADS and the percentage increase in ADS on a constant
                                                        currency basis on page
24. However, we are unable to locate your disclosure of ADS and the percentage increase
in ADS on a GAAP basis. Please tell us where you disclose ADS and the percentage
increase in ADS on a GAAP basis or revise your disclosure in future filings accordingly.
Please refer to the Staff's Compliance and Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures, Question 104.06 found
                                                        at
https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
 Barry Litwin
Systemax Inc.
June 30, 2020
Page 2




       You may contact Scott Stringer at 202-551-3272 or me at 202-551-3344 with any questions.



FirstName LastNameBarry Litwin                          Sincerely,
Comapany NameSystemax Inc.
                                                        Division of Corporation
Finance
June 30, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName